EquityZen Securities, LLC

STATEMENT OF FINANCIAL CONDITION

(With Report of Independent Registered Public Accounting Firm Therein)

DECEMBER 31, 2020

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EquityZen Securities, LLC

INDEX

December 31, 2020

Report of Independent Registered Public Accounting Firm   1

Financial Statement

    Statement of Financial Condition   2

    Notes to Financial Statement   3-6



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
EquityZen Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EquityZen Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of EquityZen Securities LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of EquityZen Securities LLC's management. Our responsibility is to express an opinion on EquityZen Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to EquityZen Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as EquityZen Securities LLC's auditor since 2019.
New York, New York
March 15, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

EquityZen Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash	$	6,134,959
Accounts receivable		581,465
Due from affiliates		613,135
Prepaid expenses and other assets		75,487
Total assets	$	7,405,046
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	652,727
Due to Parent		922,799
Deferred revenue		147,174
Total liabilities		1,722,700
Member's equity		5,682,346
Total liabilities and member's equity	$	7,405,046

See accompanying notes to financial statement.

EquityZen Securities, LLC
December 31, 2020
NOTES TO FINANCIAL STATEMENT

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1. Nature of business

Nature of Business

EquityZen Securities LLC (the "Company"), is a Delaware limited liability company with its principal place of business in New York. The Company is wholly-owned by EquityZen Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides certain private placement advisory services on a fee basis, to institutions and qualified individuals. The Company acts as placement agent in private placement transactions and also advises on structuring of private placement transactions. The Company is typically compensated on a fee-for-services basis, including placement agent fee for the placement of securities.

2. Summary of significant account policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fees Receivable

The Company carries its fees receivable at cost less an allowance for credit losses. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for credit losses, based on a history of past write-offs and collections and current credit conditions. On December 31, 2020 the Company had an allowance of approximately $13,500 for credit losses.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Topic 606, Revenue from Contracts with Customers. This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company elected the modified retrospective method upon adoption with no impact to the opening retained earnings or revenue reported.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates includes the allowance for credit losses.

Placement Fees and Selling Fees

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees and selling fees on these transactions and believes that its performance obligation is completed upon execution of the transaction documentation with its customers and as such is earned on the date control is transferred to a buyer.

2. Summary of significant account policies (continued)

ROFR Revenue

Some customers have agreements requiring them to first offer their shares to the other owners of the company. The other owners have a set time period to buy the shares before the customer can offer their shares to outsider investors. If the other owners exercise that right the Company earns a ROFR (right of first refusal)fee from the customer selling its shares.

Termination Fees

The Company earns a termination fee if a customer fails to complete a transaction after signing a subscription agreement with the Company.

Income Taxes

The Company is considered, for its 2020 tax filings, a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its Parent company. The Company's earnings and losses are included in the Parent company's return and passed through to its members.

The Company evaluates its uncertain tax positions under the provisions of "ASC 740." ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized tax benefits." A liability is recognized (or amount of net operating loss carried forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2020, no liability for unrecognized tax benefits was required to be recorded.

Accounting Developments

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, "Measurement of Credit Losses on Financial Instruments - Credits Losses" ("ASC 326") The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (i.e. based on collateral arrangements or the credit quality of the counterparty). The Company identified in-scope assets impacted by the new standard as cash, accounts receivable, and prepaid expenses and other assets. The Company evaluates allowance for credit losses based on the nature and contractual life or expected life of the financial assets and historical collection. ASC 326 specifies that the Company adopt the new guidance prospectively by recording a cumulative-effect adjustment to the opening retained earnings as of the beginning of the period of adoption. Effective January 1, 2020, the Company adopted ASC 326.The Company has determined that this standard does not have a material impact on its financial statement of financial condition upon adoption and accordingly recognized a cumulative-effect adjustment of $0 in 2020.

2. Summary of significant accounting policies (continued)

Accounts receivable and allowance for credit losses

Accounts receivable are stated at the amount the Company expects to collect net of any allowance for credit losses, as described above. At December 31, 2020, accounts receivable were $581,465, net of $13,435 allowance for credit losses.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances, which may exceed federally insured limits, in one financial institution. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty. The uninsured cash balance at December 31, 2020, was $5,884,959.

4. Exemption from Rule 15c3-3

The Company limits its business activities to that of a placement agent of securities. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Related party transactions

Service Agreement and Due to Parent

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, the use of physical premises, utilities, fixed assets, subscriptions, taxes, personnel and other general and administrative services. The Parent is owed $922,799 from the Company for expenses incurred on behalf of the Company as of December 31, 2020, which is included in "Due to Parent" in the statement of financial condition. The amount does not bear interest and there are no stated payment terms.

When entering into a placement agreement, some customers will fund an escrow account before the fund setup is completed, which is managed by the Company's affiliated advisor. Once the conditions of the placement agreement are finalized, the escrow account is dissolved and cash is moved to the fund, less the commission which is paid to the Company. In certain instances, the commission is given to the advisor, which will then transfer the fee to the Company within 30 days. At December 31, 2020, the Company had receivables of $613,135, which included amounts due from both its affiliate and fund escrow accounts, which are included in "Due from affiliates" on the statement of financial condition.

6. Net capital requirement

The Company is a member of the FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $4,412,000 which was approximately $4,297,000, in excess of its minimum net capital requirement of approximately $115,000. The Company's percentage of aggregate indebtedness to net capital was 39.04%.

7. Risks and Uncertainties

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. The impact could affect the Company's business and results of operations. The Company is continually monitoring the circumstances surrounding COVID-19, as well as the economic and market conditions to determine any effects on operations. There were no material disruptions to business during 2020 or anticipated disruptions in the future to the operations of the business. Given the uncertainty of the situation, the duration of the business disruption and the related financial impact cannot be reasonably estimated at this time.

8. Subsequent Events

On February 10, 2021, the Company made a distribution of $3,856,067 to the Parent.

The Company has performed an evaluation of subsequent events through the date the financial statements were available to be issued. The evaluation did not result in any additional subsequent events that required disclosure and/or adjustment.